

Mail Stop 3561

October 23, 2009

Scott J. Troeller
President
Cambium-Voyager Holdings, Inc.
c/o Veronis Suhler Stevenson
350 Park Avenue
New York, NY 10022

> **Re:** **Cambium-Voyager Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 9, 2009**
> **File No. 333-161075**

Dear Mr. Troeller:

We have reviewed your responses to the comments in our letter dated September 3, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Proxy Statement/Prospectus

General

1. We note your response to our prior comment number 1. Please discuss whether the Cambium stockholder is already bound to make the purchase of shares contemplated to be sold to it in the merger. Please address in this regard, the fact that the parties have agreed to a purchase price as well as number of shares and that the shareholder has agreed to vote all its shares in favor of the merger, which consists of all of the shares of Cambium. In this regard, consider whether in signing the merger agreement, Holdings was acting as a proxy for its sole shareholder.

2. We note your disclosure in the second and third full paragraphs on page 147 that the refunds received prior to signing totaled $15.5 million and that the CVR is not expected to exceed $11 million and could be substantially less than $11 million. Please revise the proxy statement/prospectus, as appropriate, to include disclosure regarding these amounts to be received by the holders of Voyager's common stock.

Cover Page

3. We note your response to our prior comment 2 and reissue our comment. Please disclose the number of common shares you are offering pursuant to this prospectus. You may do this by including both disclosure about the formula or method by which the actual number of shares issued will be determined and disclosing the maximum number of shares that may be issued under this prospectus.

Questions and Answers about the Mergers, page 1
What will I receive in the merger? page 1

4. We note your response to our prior comment 9. Please provide the basis for Voyager's anticipation that the specified tax refunds it will receive after June 30, 2009 will result in a maximum per share value of $0.89.

What percentage of Holdings will be owned by the former stockholders of Voyager? page 2

5. We note your response to our prior comment 10. Please advise as to what other events besides the equity cure payment of $3,000,000 transpired through August 31, 2009 to cause you to determine that 528,306 shares would be issuable pursuant to the Holdings Warrant. Please revise the disclosure to provide your basis for determining the base amount of 528,306 shares.

6. Additionally, please advise as to why Cambium's stockholder may need to contribute an additional $5,000,000 to reduce debt prior to the closing of the merger. Please also advise if this is the only additional event that is anticipated to occur between September 1, 2009 and the closing of the merger so that the number of shares that would be issued under the Holdings Warrant would not exceed 1,297,536 shares. Finally, please revise the disclosure to provide your basis for determining the likely maximum amount of 1,297,536 shares.

7. We note your disclosure in the last sentence of the first full paragraph on page 120 that the number of shares of Holdings common stock issuable pursuant to the Holdings Warrant will not be less than 1,106,537 shares and is not expected to exceed 1,875,768. Please advise as to the discrepancy between this language and the language in the first full paragraph on page 3. To the extent applicable, please revise the first table on page 3 so that it reflects a range of shares that represent the base amount, midpoint amount and likely maximum amount of Holdings common stock issuable pursuant to the Holdings Warrant.

Summary, page 10

8. Revise your new disclosure on page 10 further to state the reasons why Cambium did not elect to seek a waiver from its lenders. Refer to your disclosure in the second paragraph on page 68.

Interests of Certain Persons in the Mergers, page 16

9. We note your response to our prior comment 14. Please revise this section to include the 750,000 shares of Holdings common stock that Mr. Klausner will be granted options to purchase at the effective time of the merger and any other option grants to be given to any other Voyager officers at the effective time of the merger.

10. We note your response to our prior comment 15. Please revise the final bullet point under this heading to disclose the number and aggregate amount of options that each Cambium Learning officer may receive under the Holdings' equity compensation plan. We suggest a table format.

Risk Factors, page 29
The lenders under Cambium Learning's senior and mezzanine credit agreements, page 36

11. We note your response to our prior comment 20 and reissue in part. Explain why you decided not to seek the approval of Cambium's lenders and what impact this might have on your ability to get future loans.

The Mergers, page 51
Background of the Mergers, page 66

12. We note your response to our prior comment 28 and reissue in part. Clarify in the carryover paragraph starting at the bottom of page 68 who proposed the merger consideration.

13. We note your response to our prior comment 29. Please revise your "Risk Factors" section to include a discussion of the fact that Voyager is expected to have no long-term debt prior to the completion of the mergers but will become part of a combined company with a significant amount of long-term debt after the mergers.

Cambium's and Holdings' Reasons for the Mergers, page 71

14. We note your response to our prior comment 30. Please revise the thirteenth bullet point on page 72 to explain how the value of the Holdings common stock to be received by Cambium's stockholder in exchange for a $25 million capital contribution supported the board's decision to approve the merger.

15. We note your response to our prior comment 31. Please advise as to whether the board considered the possibility that the lenders may disagree that their consent was not needed to complete the transaction and the impact on Cambium's or Holdings' ability to obtain future loans. Please also advise as to whether the board considered the possibility of whether an event of default could occur under the credit agreements and whether Holdings' and its subsidiaries would have enough cash on had to repay the credit agreements in full.

Voyager's Reasons for the Voyager Merger, page 74

16. Please revise the first bullet point on page 74 to explain why the board chose cash net income trading multiples of 8x to 14x.

17. We note your response to our prior comment 30. Please advise how the fourteenth bullet point on page 75 which notes Cambium's recent declines in net sales and profitability in 2008 and 2007 was a factor that supported the decision of Voyager's board of directors to approve the merger. Additionally, please revise each of the third, ninth, tenth, twelfth, thirteenth and fifteenth bullet points on page 75 to explain how each of these factors supported the decision to approve the merger.

18. Additionally, please revise the fourteenth bullet point on page 76 and the third bullet point on page 77 to explain why these factors do not support the decision of Voyager's board of directors to approve the merger.

Opinions of Voyager's Financial Advisors; Fairness Opinion, page 77

19. We note your response to our prior comment 32 and reissue our comment. Please disclose whether Voyager determined the amount of consideration to be paid or Cambium and VSS recommended the amount of consideration to be paid. Refer to Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

20. We note your response to our prior comment 103. We also note that in the first full sentence in the carryover paragraph beginning on page 78 that Allen & Company relied upon and assumed the accuracy and completeness of certain information that was "otherwise reviewed by Allen & Company." Please revise this disclosure to define what other types of information were reviewed by Allen & Company that were not publicly available or provided by Voyager and/or Cambium and their respective representatives.

Valuation Methods and Analyses, page 79

21. We note in the last sentence in the last full paragraph on page 80 that Allen & Company reviewed the sales process undertaken by Voyager in 2007 and 2008.

Please revise your disclosure to discuss Allen & Company's review of the sales process and the results of and the impact on its fairness opinion.

Publicly-Traded Education Comparables, page 81

22. We note your response to our prior comment 36 and reissue in part. Please disclose how the selected companies compared with Voyager in terms of ratio of aggregate value, size, etc.

Comparable Company Premiums Analysis, page 83

23. We note your disclosure in the last sentence before the table in this section that the range of implied pro forma merger consideration represented a premium "at the top end" of the range of estimated premiums paid in comparable mergers and acquisitions. Please revise your disclosure to disclose the range of estimated premiums paid in comparable mergers and acquisitions and why the implied pro forma merger consideration represents a premium at the top end of that range.

24. We note your disclosure in this section that Allen & Company also reviewed the premiums implied by comparing the range of merger consideration per share to an implied value per share for Voyager on a standalone basis. Please revise your disclosure to disclose the premiums determined as a result of this analysis and why these premiums represent a "significant premium" to the implied standalone trading values of Voyager at the same multiples.

Solvency Opinion, page 84

25. We note the disclosure regarding the various analytical methodologies that Houlihan Smith used in its analysis. Please revise to provide additional detail on the steps of each of the analytical methodologies used. For example, disclose each of the multiples, financial projections and values used by Houlihan Smith and explain why the particular multiples, financial projections and values were chosen. Please note that this example is not intended to be an exhaustive list.

26. Please disclose the selected public companies and the merger and acquisition transactions used in the balance sheet test. Please also disclose the criteria Houlihan Smith used to determine the selected publicly companies and the merger and acquisition transactions used in the balance sheet test. Additionally, please tell us whether any additional companies or transactions fit within these criteria but were not analyzed, and if so, why not.

27. Please disclose what is meant by passing the balance sheet test, capital adequacy test and cash flow test.

Material U.S. Federal Income Tax Consequences of the Mergers, page 98

28. We note your response to our prior comment 41 and reissue our comment. Please revise your disclosure to clearly state that the "Material U.S. Federal Income Tax Consequences of the Mergers" is counsel's opinion.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page146
Note 2. Preliminary Estimated Purchase Price, page 146

29. We note the disclosures that have been added to Note 2 in response to our prior comment number 48. However, based upon your revised disclosures included in the first paragraph on page 147, we are unclear as to how the Company arrived at the estimated fair value of a Holdings common share of $4.91. In this regard, please address the following:

    - Revise the discussion in Note 2 to disclose multiples of earnings or ranges of such multiples that were used in arriving at the estimated fair values of Holdings shares of from $62.3 million to $109 million. Also, explain in further detail how you determined these earnings multiples and explain how they were adjusted for "current market conditions" as your disclosures on page 147 indicate.
    - Explain how you derived the $4.91 valuation per Holdings common share from the fair value range for Holdings common shares issued of $62.3 million to $109 million.

30. Please revise Note 2 to explain in further detail how the Company calculated or determined the estimated fair values of the various elements comprising the total estimated aggregate CVR value of $5,472 disclosed in the table on page 147. Also, please provide a sensitivity analysis explaining how the purchase price will be impacted in the event the fair value of the CVR differs from the $5,472 reflected in the purchase price allocation on page 148.

31. Please revise Note 2 to disclose the number of share based awards (including the number of options and SARs) that will be converted into rights or options for Holdings shares and that have been included as a component of the purchase price. Also, please clarify in Note 2 whether these share based awards have been granted for pre-combination or post-combination services and indicate why they are being included as part of the purchase price.

32. We note from your response to our prior comment number 49 that the Company chose to disclose a sensitivity analysis presenting a very narrow range of alternatives because Holdings believes that Voyager will likely have sufficient cash on hand to reach the $67.5 million "cap" and the Company believes that the cash election will be oversubscribed. Please revise the disclosures included in Note 2 to

explain why the Company has disclosed the very narrow range of alternatives with regards to Voyager shareholders that may elect the cash option.

Note 3. Preliminary Estimated Purchase Price Allocation, page 148

33. We note the disclosures that have been added to Note 3 in response to our prior comment number 50. Please revise Note 3 to disclose in further detail the significant assumptions (i.e, discount rates, economic growth rates, customer attrition rates, etc.) that were used in calculating or determining the estimated fair values and related useful lives of the various categories of intangible assets that are expected to be recognized in connection with the acquisition transaction.

Note 4. Pro Forma Adjustments, page 149

34. We note from disclosures that have been added to Note C in response to our prior comment number 52. Please tell us and explain in the notes to the pro forma financial information why Cambium's stockholder will make a $25 million capital contribution in exchange for 3,846,154 shares of Holdings common stock and will pay approximately $6.50 per share when the shares being issued to Voyagers shareholders will be valued at $4.91 per share as indicated in the first paragraph on page 147.

35. We note from your response to our prior comment number 55 and from the disclosures provided in footnote (J) that the change in control payments which provide for a future service requirement have been excluded from the adjustment to the pro forma balance sheet. Please confirm that any change in control payments that do provide for a future service requirement have been reflected in adjustments to the pro forma statements of operations as required by Rule 11-02(b)(6) of Regulation S-X. Also, please tell us the specific pro forma adjustments to the statements of operations where these change in control payments are included. If such payments have not been reflected in the pro forma statements of operations, please explain why.

36. Refer to footnotes (G) and (H) – We note from the disclosures in the pro forma balance sheet on page 143, that in connection with the purchase price allocation for the acquisition of Voyager, pro forma adjustments are being made to write down or reduce the intangible assets and goodwill of Voyager to fair value. Please explain in further detail why the management of Voyager does not believe these downward purchase accounting adjustments are indications that additional impairment of Voyager's recorded goodwill and other intangible assets existed at June 30, 2009. Your response should explain in detail why management does not believe additional impairment existed with respect to Voyagers' goodwill and other intangible assets. We may have further comment upon receipt of your response.

37. We note the changes that have been made to Note (K) in response to our prior comment number 57. Please explain in further detail why the fair value of Voyagers obligations for online education content were determined to be significantly lower than their recorded book values and revise Note (K) to provide additional detail regarding the significant assumptions (i.e., normal profit margin, discount rate, etc) that were used to calculate or determine this pro forma adjustment.

38. We note the changes that have been made to Note (L) in response to our prior comment number 57 but are still unclear as to how this pro forma adjustment was calculated or determined. In this regard, please explain how the application of an estimated statutory tax rate of 38% when applied to the fair value adjustments reflected in the pro forma balance sheet resulted in an adjustment to deferred taxes of $.4 million. Also, please explain in further detail why Voyager's deferred tax asset valuation allowance is being reduced by $3.7 million as a result of the merger transaction. We may have further comment upon review of your response.

39. We note the disclosures that have been added to Note R in response to our prior comment number 59. However, based on your revised disclosures, we are unclear as to how the amortization expense for customer relationships and tradenames and trademarks was calculated or determined. Based on the amounts allocated to these intangible assets as disclosed in Note 3 of $5,400 and $2,660, respectively, and their ten year amortization period, it appears that the pro forma adjustments to expense should be $540 and $260, respectively. If historical amortization expense of Voyager was considered in determining the pro forma adjustments, please revise Note R to explain how this factored into the calculations of these adjustments.

40. We note the disclosures that have been added to pages 152 and 153 in response to our prior comment number 60. Please revise Note N to indicate how changes in the fair value of the warrant will impact your results of operations in future periods. Also, since it appears that the number of shares for which the warrant could be exercised is subject to change based upon a number of factors, please revise footnote N to include a sensitivity analysis explaining how changes in the number of shares for the warrant is exercisable could impact the amount of the liability recognized in the Company's financial statements.

41. We note the disclosures that have been added to Note U in response to our prior comment number 65. As the disclosures included in Note 2 on page 147 indicate that the number of shares that may be issued to Voyager shareholders is subject to change, please revise to include a sensitivity analysis explaining how changes in the number of shares issued to Voyager shareholders could impact the combined company's outstanding shares and the Company's resultant earnings per share computations.

42. Refer to footnote (W) – We note from the disclosures in footnote (W) that this pro forma adjustment is being made to conform Voyager's allocation of commission expense to Cambium's policy. We also note that Voyager records commission expense as it is earned while Cambium records expense based on a pro rata allocation of total expected annual commission expense to total expected annual revenue. Please explain in further detail why Cambium believes that its expense recognition policy with respect to commissions is appropriate, since it appears Cambium is recognizing commission expense on the basis of expected annual revenues rather than the Company's actual revenues for each quarterly period. As the commissions appear to be directly attributable to the revenues that are recognized, it appears that commissions should be recognized at the same time as the related revenues consistent with the guidance in paragraph 86 of CON 5. Please advise or revise as appropriate.

43. We note the disclosure that has been added to Note Y in response to our prior comment in which you indicate that Holdings expects to grant awards under the 2009 Incentive Plan to employees other than Mr. Klausner and Mr. Cappellucci at or near the closing of the mergers. To the extent these stock based awards are determined prior to the planned effectiveness of the Company's Form S-4 registration statement, please revise the pro forma statements of operations to include adjustments giving effect to these stock based awards. Also, please revise Cambium's MD&A to include a discussion of these stock based compensation grants along with the amount of compensation expense that is expected to be recognized over their term or vesting period.

Management of Holdings Following the Mergers, page 157
Related Party Transactions, page 167

44. We note your response to our prior comment 72. Please revise the disclosure in this section to explain why funds in connection with the financial misappropriation were recovered from Cambium employees.

Management's Discussion and Analysis of Financial Condition and Results of Operations for Cambium, page 191
Matters Relating to the Mergers, page 200

45. We note from your response to our prior comment number 75 that because Cambium is not a party to the stockholders' agreement, the agreement will not have an impact on Cambium. However, based on the pro forma financial information included on pages 141 through 156 of the Form S-4, we note that pro forma adjustment (N) has been added to give effect to the subscription rights that will be granted by Holdings under the terms of the Stockholder's agreement. Therefore, as requested in our prior comment, please revise MD&A to discuss the terms of the subscription rights that Holdings will grant to the Cambium stockholder under the

terms of this agreement along with the accounting treatment that will be used for
the subscription rights.

Commitments and Contractual Obligations, page 212

46. We note the disclosures that have been added on page 212 in response to our prior
comment number 80. However, we note that the contractual commitments related
to the Company's long-term debt reflected in the table on page 212 do not agree to
the amounts reflected in Note G to the Company's financial statements for the
periods 2010 and 2011. Please reconcile and revise these disclosures.

Cambium-Voyager Holdings Inc. Financial Statements
Note C – Acquisitions, page F-22

47. We note the disclosures that have been added to Note C in response to our prior
comment number 91. However, based on your response and your revised
disclosures we are still unclear as to why the $1,000,000 held in the purchase price
escrow or the $20,000,000 held in the indemnity escrow were included as part of
the purchase price at the time of the acquisition transaction pursuant to the
guidance in SFAS No.141. Based on the guidance outlined in paragraph 26 of
SFAS No.141, consideration that is placed in escrow pending the outcome of a
contingency should be disclosed but not recorded as a liability unless the outcome
of the contingency is determinable beyond a reasonable doubt. Furthermore,
paragraph 27 provides that the contingent consideration usually should be recorded
when the contingency is resolved and the consideration is issued. As the
$20,000,000 held in the indemnity escrow was subsequently returned to the
Company due to a settlement with the former shareholders of predecessor
Company, it does not appear that this amount should have been included as part of
the purchase price at the time of the acquisition. Furthermore, it does not appear
that this amount should be included as part of the gain on settlement reflected in the
Company's 2008 financial statements. Please revise the Company's financial
statements for 2007 and 2008 to comply with the guidance in paragraph 26 and 27
of SFAS No141 or explain in detail why this is not required. As part of your
response, please address the specific terms and conditions under which the funds
held in the indemnity escrow were to be released to the former stockholders of the
predecessor and explain in further detail why you believe the amounts in the
escrow accounts should have been included in the purchase price at the time of the
acquisition. We may have further comment upon receipt of your response.

48. We note your response to our prior comment number 92 but do not believe that the
disclosures added on page F-23 were fully responsive to our prior comment. Please
revise the disclosure in Note C to explain in further detail the methods and
significant assumptions that were used to determine the each of the categories of

intangible assets that were recognized in connection with the acquisition of
Cambium Learning, Inc.

Note F – Goodwill and Other Intangible Assets, page F-26

49. We note from your response to our prior comment number 95 that Note F has been
    revised to include the disclosures required by SFAS No.157 with respect to
    goodwill. However, based on our review of Note F, we note that various
    disclosures required by paragraph 33 of SFAS No.157 have not been provided.
    Please revise Note F to include all of the disclosures required by paragraph 33 of
    SFAS No.157 or explain in detail why you do not believe this is required.

Note I – Members Equity, page F-34

50. We note from your response to our prior comment number 94 that the units were
    sold at $.50 per unit and reflect the fair value at the date of purchase as determined
    by the Company's Board of Managers. We also note that the proceeds from the sale
    of units are included in accrued expenses on the Company's balance sheet. As these
    units are being reflected as liabilities in the Company's financial statements, please
    explain why the Company was not required to adjust them to fair value at the time
    of adoption of SFAS No.123R, pursuant to the guidance in paragraphs 37 and 79b
    of SFAS No 123R. We may have further comment upon receipt of your response.

Note Q – Restructuring , page F-44

51. We note the disclosures that have been added to Note Q in response to our prior
    comment number 98. Please revise the reconciliation of changes in the Company's
    restructuring reserve to disclose the activity and changes in reserve balances by
    major type of cost. Refer to the guidance outlined in paragraph 20b of SFAS
    No.146.

Note S – Segment Reporting, page F-44

52. We note the disclosures that have been added to Note S to the Company's financial
    statements in response to our prior comment but continue to believe that additional
    disclosures are required. Please revise Note S to include the reconciliations of the
    segments reportable profits and losses, and total assets to the Company's
    consolidated income before taxes and consolidated total assets as required by
    paragraphs 32b and 32c of SFAS No.131.

53. Also, we are unclear as to why the Company has presented the measure "gross
    profit" in Note S as this measure is not presented in the Company's statement of
    operations. Please revise Note S to explain how this measure is calculated and how
    it is used by the Company's management in assessing the operating performance of

the Company's segments or revise to eliminate its presentation for consistency with the Company's statement of operations.

54. Also, based on the disclosures that have been provided in Note S, we note that the Company's revenues from services exceed ten percent of the Company's consolidated revenues during the periods presented in the consolidated statement of operations. Accordingly, please revise the Company's consolidated statements of operations for all periods presented to provide separate disclosure of revenues and costs of sales associated with revenues from sales of products and revenues from services. Refer to the guidance outlined in Rule 5-03(b)(1) and (2) of Regulation S-X.

55. In addition, please revise MD&A to include a discussion of the results of operations for each of the Company's reportable segments.

Note T – Subsequent Events, page F-47

56. Please revise Note T to include the date through which the Company has evaluated "subsequent events" and indicate whether this the date on which the financial statements were issued. Refer to the guidance in SFAS No.165.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II-2

57. We note your response to our prior comment 107 and reissue in part. We did not see that the annexes or exhibits listed in the table of contents for Exhibit 10.8 were filed or that the exhibits listed in the table of contents for Exhibit 10.12 were filed. Please refile each of these agreements to include all annexes, schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

58. We also note that Exhibit 10.11 appears to be missing Schedule III and Schedule IV. Please refile this agreement to include all annexes, schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

59. Please have counsel opine on the legally binding nature of the warrant.

60. Refer to the second full paragraph on the second page of counsel's opinion. Since counsel is only opining on the shares being registered, this assumptions seems both unnecessary and inappropriate. Please provide a revised opinion of counsel that does not include this assumption.

61. Please have counsel remove the second sentence of the fourth paragraph on the second page of the opinion or provide an opinion dated as of the effective date.

62. Please have counsel confirm its understanding that Delaware General Corporation Law includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

Exhibit 8.1

63. Refer to the first sentence of the second paragraph. Counsel generally may not rely upon others for anything other than factual matters. As such, the fact that counsel seeks to rely on the "information, representations, covenants and agreements" from third party sources without verification is inappropriate. Please revise here and in assumption (i) of the succeeding paragraph.

64. Revise the final paragraph to remove the first sentence as investors are entitled to rely on the opinion.

65. Please have counsel remove the second sentence of the final paragraph of the opinion or provide an opinion dated as of the effective date.

Exhibit 8.2

66. Refer to assumption (ii) of the opinion. This assumption seems inappropriate since there are many statements concerning the transaction in the referenced documents, some of which may be legal conclusions or other items upon which counsel is not entitled to rely.

67. Refer to the first sentence of the first full paragraph on the second page of the opinion. Counsel generally may not rely upon others for anything other than factual matters. As such, the fact that counsel has not made an independent investigation of and "matters" set forth in any documents or materials is inappropriate. Please revise.

68. Please revise the last paragraph of your opinion to consent to the use of your name under the caption "Legal Matters" in the Registration Statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Steven E. Siesser
         Lowenstein Sandler PC
         Fax: (973) 597-2507